UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Federal Republic of Germany

(Jurisdiction of Subject Company’s Incorporation or Organization)

TLG IMMOBILIEN AG

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

ISIN: DE000A12B8Z4

CUSIP: Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Dr. Thorsten Deblitz

Head of Legal/HR/IT

TLG IMMOBILIEN AG

Hausvogteiplatz 12

10117 Berlin

Germany

Telephone: +49 (0) 30 2470 50

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Carsten Berrar

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt

Germany

Telephone: +49 (0) 69 4272 5200

February 9, 2018

(Date Exchange Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit No.

A.	Securities prospectus of TLG IMMOBILIEN AG, dated February 9, 2018, relating to the Settlement Offer (the “Securities Prospectus”).

B.

English translation of the compensatory offer (Abfindungsangebot, the “Settlement Offer”) setting forth the terms and conditions of the offer by TLG IMMOBILIEN AG to minority shareholders of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft to acquire four (4) shares of TLG IMMOBILIEN AG against contribution in kind of twenty-three (23) shares of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, in connection with the conclusion of a domination agreement (Beherrschungsvertrag) between TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft.

Item 2. Informational Legends

The following legend has been included on a webpage required to be clicked through prior to accessing the Settlement Offer and the Securities Prospectus, which have been published on TLG IMMOBILIEN AG’s website in accordance with German legal requirements:

“IMPORTANT NOTICE TO U.S. SHAREHOLDERS OF WCM BETEILIGUNGS- UND GRUNDBESITZ-AKTIENGESELLSCHAFT

“The settlement offer described in the following documents will be made for the securities of TLG IMMOBILIEN AG, a German company and is subject to German disclosure requirements, which are different from those of the United States. The financial information included in the German securities prospectus relating to the settlement offer has been prepared in accordance with accounting standards applicable in Germany and thus may not be comparable to financial information of United States companies.

It may be difficult for you to enforce your rights and any claim arising out of the U.S. federal securities laws, since TLG IMMOBILIEN AG is located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue TLG IMMOBILIEN AG or its officers or directors in a foreign court for violations of the U.S. securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.”

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit No.

C.

Ad Hoc release announcing the exchange ratio for the compensation and the annual compensation payment in the intended domination agreement with WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, dated October 4, 2017.

D.

Joint Report of the Management Board of WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft and of the Management Board of TLG IMMOBILIEN AG on the Domination Agreement between WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft and TLG IMMOBILIEN AG pursuant to Section 293a of the German Stock Corporation Act (Aktiengesetz), dated October 6, 2017 (including the domination agreement (Beherrschungsvertrag) between TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, dated October 6, 2017).

E.

The court-appointed contract auditor’s report on the examination of the appropriateness of the compensation (Section 304 AktG) and the settlement (Section 305 AktG) in the domination agreement between TLG IMMOBILIEN AG and WCM Beteiligungs- und Grundbesitz-Aktiengesellschaft, dated October 6, 2017.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by TLG IMMOBILIEN AG with the Securities and Exchange Commission concurrently with the furnishing of Form CB on May 11, 2017.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Finkbeiner	/s/ Niclas Karoff
(Signature)	(Signature)

Peter Finkbeiner, Member of the Management Board of TLG IMMOBILIEN AG	Niclas Karoff, Member of the Management Board of TLG IMMOBILIEN AG

(Name and Title)	(Name and Title)

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